Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice – November 28, 2007

Item 1

MATERIAL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ Nº. 33.256.439/0001-39

Ultrapar Participações S.A. (“Ultrapar”) hereby informs the market, on this date, that the Judge of the 2nd civil court of the judiciary district of São Paulo, for the plea process number 07/253416-4(2385/07), has granted a restraining order (of a cautionary nature) to suspend, until a subsequent judicial decision to the contrary, the holding of Special Shareholders Meetings convened for December 18, 2007, to deliberate on the exchange of the shares of Refinaria de Petróleo Ipiranga S/A (RPI), Distribuidora de Produtos de Petróleo Ipiranga S/A (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI) by Ultrapar.

Ultrapar hereby informs that it will appeal such decision.

São Paulo, November 28, 2007.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: November 29, 2007

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Material Notice – November 28, 2007)